CARTER, LEDYARD & MILBURN
                       COUNSELLORS AT LAW
                          2 WALL STREET
                    NEW YORK, NEW YORK  10005


                         August 15, 2002



JPMorgan Chase Bank,
as Trustee of The First Trust Combined,
Series 274
4 Chase MetroTech Center, 3rd Floor
Brooklyn, New York 11245

Attention:     Ms. Rosalia Koopman
               Vice President

            Re:  The First Trust Combined Series 274

Dear Sirs:

     We are acting as counsel for JPMorgan Chase Bank ("JPMorgan Chase") in connection with the execution and delivery of a Trust Agreement (the "Trust Agreement") dated today's date (which Trust Agreement incorporates by reference a certain Standard Terms and Conditions of Trust dated October 16, 1991, and the same are collectively referred to herein as the "Indenture"), among First Trust Portfolios, L.P. as Depositor (the "Depositor"), Securities Evaluation Service, Inc., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and JPMorgan Chase, as Trustee (the "Trustee"), establishing the unit trust or trusts included in The First Trust Combined Series 274(each, a "Trust"), and the confirmation by JPMorgan Chase, as Trustee under the Indenture, that it has registered on the registration books of the Trust the ownership by the Depositor of a number of units constituting the entire interest in the Trust (such aggregate units being herein called ("Units"), each of which represents an undivided interest in the Trust, which consists of tax-exempt municipal bonds (including confirmations of contracts for the purchase of certain bonds not delivered and cash, cash equivalents or an irrevocable letter of credit or a combination thereof, in the amount required for such purchase upon the receipt of such bonds), such bonds being defined in the Indenture as Bonds and listed in the Schedule to the Indenture.


     We have examined the Indenture, a specimen of the certificates to be issued thereunder (the "Certificates"), the Closing Memorandum dated today's date, and such other documents as we have deemed necessary in order to render this opinion. Based on the foregoing, we are of the opinion that:

     1. JPMorgan Chase is a duly organized and existing corporation having the powers of a trust company under the laws of the State of New York.

     2. The Trust Agreement has been duly executed and delivered by JPMorgan Chase and, assuming due execution and delivery by the other parties thereto, constitutes the valid and legally binding obligation of JPMorgan Chase.

     3. The Certificates are in proper form for execution and delivery by JPMorgan Chase, as Trustee.

     4. JPMorgan Chase, as Trustee, has registered on the registration books of the Trust the ownership of the Units by the Depositor. Upon receipt of confirmation of the effectiveness of the registration statement for the sale of the Units filed with the Securities and Exchange Commission under the Securities Act of 1933, the Trustee may deliver Certificates for such Units, in such names and denominations as the Depositor may request, to or upon the order of the Depositor, as provided in the Closing Memorandum.

     5. JPMorgan Chase, as Trustee, may lawfully advance to the Trust amounts as may be necessary to provide periodic interest distributions of approximately equal amounts, and be reimbursed, without interest, for any such advances from funds in the interest account, as provided in the Indenture.

     In rendering the foregoing opinion, we have not considered, among other things, whether the Bonds have been duly authorized and delivered.

                                    Very truly yours,



                                    CARTER, LEDYARD & MILBURN